Editorial Contact: Bonita A. Cersosimo, Alcoa
                    412-553-4462

                    R. Daniel Loh, Alumax Inc.
                    404-846-4752

 ALCOA AND ALUMAX RESPOND TO DOJ REQUEST FOR ADDITIONAL INFORMATION; ALCOA EXTENDS TENDER OFFER

      PITTSBURGH and ATLANTA, May 22, 1998   Alcoa (NYSE: AA) announced
 today that it has provided the Department of Justice with additional information requested under the Hart-Scott-Rodino Act in connection with Alcoa's acquisition of Alumax (NYSE:AMX) and believes that it is now in substantial compliance with that request.

      Alumax also announced today that it has sent to the Department of Justice the final submission of additional information requested by the previously announced civil investigation demand, as modified, under the Hart-Scott-Rodino Act in connection with the acquisition. Upon receipt by the Department of Justice of this submission, Alumax believes that it will have fully responded to the DOJ's request.

      Alcoa also said that it has agreed with the DOJ that it will not close its currently pending acquisition of Alumax prior to June 15, 1998 in order for the DOJ to complete its review.

      In light of its agreement with the DOJ, Alcoa has extended the expiration date of its cash tender offer for up to 27 million shares of Alumax common stock at a price of $50 per share to midnight, EDT, on Monday, June 15, 1998. The offer had previously been scheduled to expire on Friday, June 5, 1998. As of the close of business on May 21, the number of shares of Alumax common stock that had been validly tendered and not withdrawn was 19,642,503


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